EXHIBIT 99.1

INNATE PHARMA TO PRESENT MATISSE PHASE 2 INTERIM RESULTS
OF IPH5201 IN CLINICAL TRIALS PLENARY SESSION AT AACR 2026

•Encouraging early results catalyze continued investigation in the MATISSE Phase 2 study evaluating IPH5201, a first-in-class anti-CD39 monoclonal antibody, in combination with durvalumab and chemotherapy in resectable NSCLC; these results will be presented at the Clinical Trials Plenary Session at the AACR Annual Meeting 2026, on April 21

Marseille, France, April 17, 2026, 9:00 PM CEST
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”), today announced that interim results from the MATISSE Phase 2 study evaluating IPH5201 in combination with durvalumab and platinum-based chemotherapy in resectable non-small cell lung cancer (NSCLC) will be presented in one of the Clinical Trials Plenary Sessions at the American Association for Cancer Research (AACR) Annual Meeting 2026, taking place April 17–22, 2026 in San Diego, California.
The MATISSE study (NCT05742607) is a single arm Phase 2 clinical trial evaluating perioperative IPH5201, an anti-CD39 blocking antibody, in combination with perioperative durvalumab (anti-PD-L1) in addition to neoadjuvant platinum-based chemotherapy in previously untreated patients with resectable NSCLC. The trial is designed to assess whether dual inhibition of the CD39 and PD-L1 pathways, together with chemotherapy, can enhance anti-tumor immune responses and improve clinical outcomes in early-stage lung cancer.
These results follow a pre-planned interim analysis on 40 patients. The combination of IPH5201 with durvalumab and chemotherapy demonstrated higher pathological complete response (pCR) rates compared with the benchmark set by durvalumab plus chemotherapy alone. Notably, pCR was 35.7% and 50% in patients with tumors expressing PD-L1 ≥1% and PD-L1 ≥50%, respectively. Based on these results, the study continues to recruit patients with tumors expressing PD-L1≥1%.
“Patients with resectable NSCLC remain at significant risk of recurrence, underscoring the need for novel perioperative treatment strategies. Disrupting the adenosine pathway through CD39 inhibition with IPH5201, in combination with PD-1 blockade and chemotherapy, could enhance anti-tumor immune responses—particularly in patients with PD-L1 positive tumors, where we observed up to 50% pCR rate in the MATISSE trial. This signal will be further investigated as we complete enrollment of the study in the PD-L1-positive population,” commented Dr. Sonia Quaratino, Chief Medical Officer of Innate Pharma.
The presentation will be available in the publication section of Innate Pharma’s website.

Abstract details
Dual CD39 and PD-L1 inhibition: Interim results from the Phase 2 MATISSE trial of IPH5201 plus durvalumab and platinum-based chemotherapy in patients with resectable NSCLC
Abstract Code: CT231
Session: CTPL04 – Advances in Immunotherapy
Session Date/Time: Tuesday, April 21, 2026, 10:45 – 11:00 AM PDT
Presenter: Pr. Fabrice Barlesi, CEO of Institut Gustave Roussy

About IPH5201
IPH5201 is a first-in-class monoclonal antibody targeting CD39, a key immunosuppressive enzyme in the adenosine pathway. CD39 is expressed on tumor-infiltrating immune and stromal cells and contributes to immunosuppression by degrading extracellular adenosine triphosphate (ATP) into adenosine monophosphate (AMP), which is then further degraded into adenosine by CD73. By blocking CD39, IPH5201 promotes the accumulation of immunostimulatory ATP and reduces the production of immunosuppressive adenosine, thereby enhancing anti-tumor immune responses.
IPH5201 is being co-developed in collaboration with AstraZeneca and is currently being evaluated in the Phase 2 MATISSE trial (NCT05742607), a multicenter study investigating perioperative treatment with IPH5201 in combination with durvalumab (anti-PD-L1) and platinum-based chemotherapy in patients with resectable non-small cell lung cancer (NSCLC).
The MATISSE trial is designed to assess anti-tumor activity, including pathological complete response, and safety, with the goal of determining whether dual inhibition of the CD39 and PD-L1 pathways, in combination with chemotherapy, can enhance anti-tumor immunity and improve clinical outcomes in early-stage NSCLC.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These are based on the management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to the management. When used in this press release, certain words, including “anticipate,” “plan,” “believe,” “can,” “could,” “estimate,” “project,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, enrolment, results and other milestones of its preclinical trials, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development and product trials given its current cash position and the impact an inability to raise further financing would have on the Company’s ability to meet its financial or business objectives. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ materially from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
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